Schedule A (FIXED INCOME), dated DECEMBER 10, 2018, to the Amended and Restated

Multiple Class of Shares Plan for Fidelity Index Funds

Fidelity Salem Street Trust

Fund/Class	Class Level Redemption Fee (as a % of amount redeemed)
Fidelity U.S. Bond Index Fund:
Fidelity U.S. Bond Index Fund[1]	None
Class F	None

1 A class of the fund